Exhibit 10.11

CASH COMPENSATION SUSPENSION AGREEMENT

AGREEMENT made this 14th day of August 2008 by and between Nanogen, Inc. a Delaware corporation (the “Company”), and Howard C. Birndorf, the Company’s Chief Executive Officer (the “Executive”).

WHEREAS, the Company’s available cash resources have become limited such that the Company will not be able to continue as a going concern unless certain bridge financing is obtained in order to finance the Company’s operations for the interim period prior to the closing of the contemplated business combination between the Company and Financière Elitech SAS, a société par actions simplifiée incorporated under the laws of France and registered with the Clerk of the Commercial Court of Nanterre under the number 481 676 062 (“Elitech”).

WHEREAS, pursuant to the terms of the Second Amendment and Exchange Agreements, dated as of August 14, 2008 (the “Exchange Agreements”), each between the Company and holders (the “Noteholders”) of the Company’s 9.75% Senior Secured Convertible Notes (as hereafter amended or modified, the “9.75% Notes”), such Noteholders will provide the requisite consent and approval for the Company to obtain the requisite bridge financing in an amount of $8.0 million (the “Bridge Financing”), provided the Company and the Executive enter into an agreement to suspend, to the maximum extent permissible under applicable law, the payment of the Executive’s salary and any other cash compensation that would otherwise be made to him during the period commencing August 14, 2008 and continuing through (a) the closing date of the Elitech Transaction (as defined below) or (b) if the Elitech Agreement (as defined below) has been terminated, the later of (i) the date that the payment by the Company of those suspended salary and other compensatory cash payments would no longer jeopardize the ability of the Company to continue as a going concern and (ii) the date on which the Company no longer has any obligations to the Noteholders under the Senior Secured Convertible Bridge Notes (the “Bridge Notes”) issued pursuant to the Bridge Agreement (as defined below) (the “Suspension Period”).

WHEREAS, pursuant to the terms of the Securities Purchase Agreements, dated as of August 14, 2008 (the “Bridge Agreements”), each between the Company and investors in the bridge financing (the “Bridge Investors”), a condition to the closing of the Bridge Financing is that the Company and the Executive enter into an agreement to suspend, the maximum extent permissible under applicable law, the payment of Executive’s salary and other cash compensation that would otherwise be made to him during the Suspension Period.

WHEREAS, pursuant to the provisions of Cal Labor Code section 515 and Cal Industrial Welfare Commission Wage Order No. 4, Section 1(A)(1), the Executive must, in accordance with the Company’s regular payroll practices, be paid a minimum salary of $640.00 per week, which is the minimum payable to a California employee who qualifies for the executive exemption under applicable law (the “Minimum Weekly Salary Amount”).

WHEREAS, the parties intend that each of the Executive’s suspended cash payments will be credited to an account maintained on the Executive’s behalf on the Company’s books and records as and when that cash payment would have otherwise been made to the Executive in the absence of such suspension, and the balance credited to such book account shall accrue interest until paid at a rate equal to eight percent (8%) per annum, compounded monthly.

WHEREAS, the Company believes that upon the consummation of the business combination contemplated in the Share Exchange Agreement, dated as of August 14, 2008 (the “Elitech Agreement”), by and among the Company, Elitech and the shareholders of Elitech, as listed on Schedule 1 attached thereto (the “Elitech Transaction”), the suspended cash payments and all interest accrued thereon due can be made to the Executive without further jeopardizing the ability of the Company to continue as a going concern, and the Suspension Period will accordingly end at that time.

WHEREAS, the Company and the Executive intend that the suspension of the Executive’s cash payments pursuant to this Agreement shall comply with the applicable requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the final Treasury Regulations thereunder.

NOW, THEREFORE, the Company and the Executive, in consideration of the mutual covenants set forth herein and as an inducement to the Noteholders to enter into the Exchange Agreements and the Bridge Investors to enter into the Bridge Agreements, hereby agree as follows:

1. Suspension of Cash Payments and Creation of Suspension Account. During the Suspension Period, the excess of the salary and any other compensatory cash payments that the Executive would otherwise be entitled to receive for his services for such period in the absence of this Agreement over the Minimum Weekly Salary Amount ($640.00 per week during the Suspension Period) shall not be paid to the Executive. Instead, the Company shall establish a reserve on the books of the Company to be maintained in the name of the Executive (the “Suspense Account”) to which shall be credited each suspended salary or other compensatory cash payment that would otherwise be due the Executive during the Suspension Period in the absence of this Agreement. Accordingly, the Suspense Account shall be credited with each salary and any other compensatory cash payment suspended pursuant to this Agreement as and when that salary or other compensatory cash payment would have otherwise been made to the Executive in the absence of such suspension, and the balance credited to such reserve shall accrue interest at the rate of eight percent (8%) per annum, compounded monthly, until paid.

2. Payment. The entire balance credited to the Suspense Account (suspended salary and other compensatory cash payments plus accrued interest) shall be paid to the Executive in a lump sum cash payment on the fifth business day following (a) the closing date of the Elitech Transaction or (b) if the Elitech Agreement has been terminated, the later of (i) the date that the payment by the Company of those suspended salary and other compensatory cash payments would no longer jeopardize the ability of the Company to continue as a going concern, as determined by the Company’s Board of Directors or its Compensation Committee, and (ii) the date on which the Company no longer has any obligations to the Noteholders under the Bridge Notes.

3. General.

(a) The obligation to pay the balance of the Suspense Account to the Executive shall at all times be an unfunded and unsecured obligation of the Company. The Suspense Account shall be paid from the Company’s general assets, and the Executive’s interest in the Suspense Account shall at all times be no greater than that of an unsecured creditor of the Company.

(b) No payment under this Agreement shall be subjected by the Company or by the Executive in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, whether voluntary or involuntary, nor shall the Company be in any way liable for or subject to the debts, contracts, liabilities, engagements, or torts of any person entitled to such benefit or payment. However, any amounts that become due and payable to the Executive under this Agreement following his death shall be paid to his estate.

(c) The action of the Company in establishing this Agreement or the Suspense Account shall not be construed so as to grant the Executive the right to remain in the employ of the Company for any period of specific duration, and the Executive shall at all times continue to be employed pursuant to the Amended and Restated Employment Agreement, dated as of February 19, 2007, between the Company and Executive, except as that agreement is modified herein.

(d) The obligation of the Company to make the payments required hereunder shall be binding upon the successors and assigns of the Company, whether by merger, consolidation, acquisition or other reorganization.

4. Section 409A Liability.

(a) The Company shall indemnify the Executive with respect to any federal and state penalty taxes, interest penalties or other related costs and expenses the Executive may in fact incur under Code Section 409A (or the corresponding provisions of applicable state tax laws) as a result of the suspension of one or more of his salary and/or other compensatory cash payments pursuant to this Agreement. The Company shall accordingly provide the Executive with a tax gross-up payment (the “Section 409A Gross-Up Payment”) with respect to any penalty tax and interest liability incurred by the Executive under Code Section 409A (and the corresponding provisions of applicable state tax laws) as a result of this Agreement (collectively, the “Penalty Tax Liability”). The Section 409A Gross-Up Payment shall be in an amount such that after payment by the Executive of all taxes, including any federal and state taxes imposed upon the Section 409A Gross-Up Payment, the Executive retains an amount of the Section 409A Gross-Up Payment equal to the aggregate Penalty Tax Liability imposed upon the Executive with respect to his suspended salary and compensatory cash payments. The amount of the Section 409A Gross-Up Payment shall be calculated by a nationally recognized accounting firm mutually agreeable to the Company and the Executive (the “Accounting Firm”). Such calculation shall be completed within ten (10) business days after it is first determined that the Executive is subject to the Penalty Tax Liability, and the Section 409A Gross-Up Payment so calculated shall be paid to or on behalf of the Executive within five (5) business days after the completion of such determination or (if later) at the time the related Penalty Tax Liability is remitted to the appropriate tax authorities. In the event that the Executive’s actual Penalty Tax Liability is determined by a Final Determination to be greater than the Penalty Tax Liability taken into account for purposes of the Section 409A Gross-Up Payment initially made to the Executive pursuant to the provisions of this Section 4(a), then within thirty (30) days following that Final Determination, the Executive shall notify the Company of such determination, and the Accounting Firm shall, within ten (10) business days thereafter, make a new calculation of the Section 409A Gross-Up Payment based upon that Final Determination and provide the Company and the Executive with the supporting calculations for any supplemental Section 409A Gross-Up Payment attributable to that excess Penalty Tax Liability. The Company shall make the supplemental Section 409A Gross-Up payment to the Executive within five (5) business days following the completion of the applicable calculations or (if later) at the time such excess Penalty Tax Liability is remitted to the appropriate tax authorities. In the event that the Executive’s actual Penalty Tax Liability is determined by a Final Determination to be less than the Penalty Tax Liability taken into account for purposes of the Section 409A Gross-Up Payment initially made to the Executive pursuant to the provisions of this Section 4(a), then the Executive shall refund to the Company, promptly upon receipt, any federal or state tax refund attributable to the overpayment of his Penalty Tax Liability.

(b) For purposes of this Section 4, a “Final Determination” means an audit adjustment by the Internal Revenue Service that is either (i) agreed to by both the Executive and the Company or (ii) sustained by a court of competent jurisdiction in a decision with which the Executive and the Company concur or with respect to which the period within which an appeal may be filed has lapsed without a notice of appeal being filed. adjustment by the Internal Revenue Service that is either agreed to by the Executive or his estate, with the consent of the Company (which shall not be unreasonably withheld), or an adjustment that is sustained by a court of competent jurisdiction in a decision with which the Executive and the Company concur or with respect to which the period within which an appeal may be filed has lapsed without a notice of appeal being filed.

(c) Notwithstanding anything to the contrary in the foregoing, no Section 409A Gross-Up Payment shall be made later than the end of the calendar year following the calendar year in which the related taxes are remitted to the appropriate tax authorities or such other specified time or schedule that may be permitted under Section 409A of the Code. To the extent the Executive may become entitled to any reimbursement of expenses incurred by him at the direction of the Company in connection with any tax audit or litigation addressing the existence or amount of the Penalty Tax Liability, such reimbursement shall be paid to the Executive no later than the later of (i) the close of the calendar year in which the Penalty Tax Liability that is the subject of such audit or litigation is paid by or on behalf of the Executive or (ii) the end of the sixty (60)-day period measured from such payment date. If no Penalty Tax Liability is found to be due as a result of such audit or litigation, the reimbursement shall be paid to the Executive no later than the later of (i) the close of the calendar year in which the audit is completed or there is a final and non-appealable settlement or other resolution of the litigation or (ii) the end of the sixty (60)-day period measured from the date the audit is completed or the date the litigation is so settled or resolved.

5. Expense Reimbursement. The Executive shall be entitled to reimbursement from the Company for all reasonable expenses incurred by the Executive in connection with the negotiation of this Agreement, including reimbursement of attorneys fees and fees paid by the Executive to a nationally recognized accounting firm for tax advice relating to this Agreement, provided the Executive furnishes the Company with vouchers, receipts and other details of such expenses in the form required by the Company (“Supporting Documentation”). The Executive must submit the Supporting Documentation for each such expense within sixty (60) days after the later of (i) the Executive’s incurrence of such expense or (ii) the Executive’s receipt of the invoice for such expense. If such expense qualifies hereunder for reimbursement, then the Company will reimburse the Executive for that expense within thirty (30) days thereafter. In no event will more than $10,000 of expenses be reimbursed under this Section 5, and no expense shall be reimbursed under this Section 5 after the close of the calendar year following the calendar year in which that expense is incurred.

6. Tax Reimbursement. On the later of (i) the date the Suspension Account balance is paid to the Executive in accordance with Section 2 or (ii) the date such incremental tax liability is paid to the appropriate tax authorities, the Company shall make an additional lump sum cash payment to the Executive to reimburse him for the incremental federal and state income tax liability the Executive incurs for the 2008 taxable year as a direct result of the suspension of his salary pursuant to this Agreement, provided the Executive submits to the Company, on or before such date, appropriate documentation and evidence of such incremental tax liability prepared by a nationally recognized accounting firm. It is anticipated that such incremental tax liability shall not exceed $20,000 in the aggregate

7. Conditions to Reimbursement. The following provisions shall be in effect for any reimbursements to which the Executive otherwise becomes under this Agreement, including (without limitation) any reimbursements provided under Sections 5 and 6, in order to assure that such reimbursements do not create a deferred compensation arrangement subject to Section 409A of the Code:

(i) The amount of reimbursements to which the Executive may become entitled in any one calendar year shall not affect the amount of expenses eligible for reimbursement hereunder in any other calendar year.

(ii) No reimbursement to which the Executive becomes entitled in accordance with the applicable provisions of this Agreement shall be made by the Company later than the close of business of the calendar year following the calendar year in which the reimbursable expense is paid or incurred.

(iii) The Executive’s right to reimbursement cannot be liquidated or exchanged for any other benefit or payment.

8. Third Party Beneficiaries. The Noteholders and the Bridge Investors shall be third party beneficiaries of this Agreement.

9. Miscellaneous. Except as modified by this Cash Compensation Suspension Agreement, all the terms and provisions of the Amended and Restated Employment Agreement, dated as of February 19, 2007, between the Company and Howard C. Birndorf shall continue in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its duly authorized officer, and the Executive has executed this Agreement, all as of the date first written above.

NANOGEN, INC.

By:	/s/ Nicholas Venuto

Title:	Chief Financial Officer

EXECUTIVE:

/s/ Howard C. Birndorf
Howard C. Birndorf, in his individual capacity